UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Rio de Janeiro, October 31, 2019.

B3 S.A. – Brasil, Bolsa, Balcão

Ms. Ana Lucia da Costa Pereira

Superintendence of Issuers Listings and Monitoring (Superintendência de Listagem e Supervisão de Emissores)

c.c.:  Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM)

Mr. Fernando Soares Vieira – Superintendence of Corporate Relations (Superintendência de Relações com Empresas)

Mr. Francisco José Bastos Santos – Superintendence of Market and Agent Relations (Superintendência de Relações com o Mercado e Intermediários)

Re.: Official Letter B3 978/2019-SLS

Dear Sirs,

In compliance with the Official Letter B3 978/2019–SLS from B3 S.A. – Brasil, Bolsa, Balcão (“B3“), dated October 30, 2019, in which Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) was requested to clarify an article published in the press by Agência Estado - Broadcast on October 30, 2019, entitled “Oi/Abreu: Mobile Network is One of the Company’s Initiatives, But Not the Key One,” the Company hereby clarifies as follows:

“Dear Sirs,

In a news article published by Agência Estado - Broadcast on October 30, 2019 entitled “Oi/Abreu: Mobile Network is One of the Company’s Initiatives, But Not the Key One,” includes, among other information, that:

1. Oi expects to double its revenue by providing wholesale fiber optic broadband services; and

2. The intention is to raise annual revenues from R$1.7 billion to R$3.2 billion on or around 2024.

We ask for clarification on these items by October 31, 2019, with your confirmation or denial, as well as any other information considered important.”

In compliance with such Official Letter, Oi clarifies that the information referred to in the article in question is detailed in the Strategic Plan filed with the Brazilian Securities and Exchange Commission and disclosed on July 16, 2019. In this sense, we reiterate the content of said material, already known to the Brazilian Securities and Exchange Commission and the market, as already widely disclosed by the Company on that date and in several other instances.

These are the clarifications we have in connection with the Official Letter. We remain  available for any further clarification.

Sincerely,

Oi S.A. – In Judicial Reorganization

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Marcelo Augusto Salgado Ferreira

Name: Marcelo Augusto Salgado Ferreira

Title: Investor Relations Officer